Exhibit 99.1

555 Metro Place North	614-766-1426
Suite 524	614-766-1459 (fax)
Dublin, Ohio 43017

September 24, 2007

Mr. Jeffrey J. Calabrese

President and CEO

Century Bank

1640 Snow Road

Parma, OH 441345

Re: Conversion Valuation Agreement

Dear Mr. Calabrese:

Keller & Company, Inc. (“Keller”) hereby proposes to prepare an independent pro forma valuation of Century Bank (“Century”) related to its stock offering and simultaneous acquisition of Liberty Bank NA (“Liberty”) of Twinsburg, Ohio.

Keller is a financial institution consulting firm, experienced in valuing and appraising financial institutions and financial institution holding companies, and regularly prepares thrift conversion appraisals related to standard conversions, minority offerings and second stage conversions, including transactions involving acquisitions, mergers and charitable foundations. Keller is an approved conversion appraiser for filings with the Office of Thrift Supervision (“OTS”), the Federal Reserve and the Federal Deposit Insurance Corporation, and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations.

Keller will prepare a written pro forma valuation report in a timely manner and in a format consistent with applicable regulatory guidelines promulgated by the OTS and recognized by other federal and state regulatory agencies. The appraisal report will provide a detailed description of Century, including its operations, financial condition, profitability, asset quality, rate sensitivity, liquidity, management and market area, including economic and demographic characteristics and trends. As part of the valuation process, Keller will conduct a due diligence review, examining pertinent documents and records relating to internal and external factors of Century and Liberty in the context of both their individual identities and the impact of the merger.

Analyses of other publicly-traded thrift institutions will be performed to select a comparable group, with adjustments applied based on Century’s characteristics relative to the comparable group, further recognizing the risk related to an initial public offering in the current environment.

Mr, Jeffrey J. Calabrese

Century Bank

September 24, 2007

In preparing its appraisal, Keller will rely on the information in the offering prospectus, including Century’s and Liberty’s audited and unaudited financial statements. Keller will also rely upon, and assume the accuracy and completeness of, financial and other information provided by Century, and Keller will not independently value the individual assets and liabilities of Century or Liberty.

Among other factors, Keller will consider the following: Historical and current operating performance and financial condition of Century and Liberty, Century’s and Liberty’s business plans, including operating strategies and projections and the impact of the stock offering and the merger on the combined institution’s capital position and earnings potential; the economic and demographic characteristics and trends in Century’s and Liberty’s market areas; pertinent historical financial and other information relating to Century and Liberty, the merger agreement, including the price per share, management and board issues and other terms; the proposed dividend policy, the elements of the benefit plans established; and the trading market for securities of comparable institutions and general conditions in the market for such securities.

Keller will assist Century’s auditor, counsel and management in determining the appropriate purchase accounting adjustments and operating synergies related to the merger, which will be reflected in the appraisal. The appraisal will opine a valuation range and will specify a midpoint value recognizing the merger and the price per share established by Century’s Board of Directors. Subject to regulatory, legal and management requirements, as well as market conditions, the appraisal report might be updated or amended prior or subsequent to the filing. Subsequent to the completion of the effective subscription period and prior to the closing of the conversion and merger transactions, Keller will perform a final update of the appraisal pursuant to regulatory requirements.

Century agrees, by the acceptance of this proposal, to indemnify and hold harmless Keller and its principals, officers, employees and agents in connection with the services to be provided hereunder from and against any and all claims, losses, damages and liabilities, including reasonable legal fees, related to or arising out of any misstatement or untrue statement of a material fact, or by an intentional omission, by Century or its officers, employees, directors or agents in information provided to Keller, except where Keller or its principals, officers, employees or agents have been negligent as determined by a court of competent jurisdiction. Keller agrees to indemnify and hold harmless Century and its officers, employees, directors and agents in connection with the services to be provided hereunder from and against any and all claims, losses, damages and liabilities, including reasonable legal fees, based on the negligence or willful misconduct of Keller and its principals, officers, employees and agents.

Upon the completion of the conversion appraisal, Keller will make a presentation to the Board of Directors of Century to review the format, content, assumptions and findings of the appraisal. A written outline and summary will be provided to each board member as part of the presentation.

Mr. Jeffrey J. Calabrese

Century Bank

September 24, 2007

Century agrees to pay Keller a fixed fee $65,000 for its preparation and submission of the appraisal, plus reimbursable expenses not to exceed $5,000. Such fee will include the preparation of one valuation update or amendment. Each additional valuation update or amendment will be subject to a fee of $3,000. Upon the acceptance of this proposal, Keller will be paid a retainer of $5,000 to be applied to the total appraisal fee of $65,000, the balance of which will be payable at the time of the completion of the appraisal.

This proposal will be considered accepted upon the execution of the two enclosed counterparts of this agreement and the return of one executed counterpart to Keller, accompanied by the specified retainer. Upon such acceptance, this proposal will constitute the entire agreement and understanding between the parties with respect to the subject matter herein and will be construed in accordance with the laws of the state of Ohio.

Thank you for your consideration. We look forward to working with you on this transaction.

Sincerely,

KELLER & COMPANY, INC.

By:	/s/ John A. Shaffer
John A. Shaffer
Vice President

ACCEPTED AND AGREED:

CENTURY BANK

By:	/s/ Jeffrey J. Calabrese	Date:	10/26/07
Jeffrey J. Calabrese
President and CEO